November 8, 2006

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention: Sara Kalin

Re:	First Horizon Asset Securities, Inc Amendment No. 2 to Registration Statement on Form S-3 Filed October 12, 2006 File No. 333-137018 .

Dear Ms. Kalin:

On behalf of First Horizon Asset Securities, Inc. (the “Registrant”) we submit this supplemental response letter to the staff’s comment letter dated November 3, 2006 addressed to the Registrant.

Our responses to the staff’s comments in the November 3, 2006 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response.

General

1.

The Division of Investment Management has asked us to advise you that, on the basis of the information in your Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 (“1940 Act”).

Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff’s view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on an interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avial. Dec. 19, 1980);

Ms. Sara Kalin

November 8, 2006

Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992_) at p. 72.

The issuing entity intends to rely on the exemption from registration provided by Section 3(c)(5)(C) of the 1940 Act in circumstances where more than 80% of the issuing entity’s assets will consist of first and subordinate lien mortgage loans secured by one- to four-family residential properties. The issuing entity intends to rely on the exemption from registration provided by Rule 3a-7 of the 1940 Act in circumstances where the issuing entity’s assets consist of agency or non-agency sponsored mortgage-backed securities.

For the reasons specified in our response to item (i) of comment #2 below, the Registrant does not believe that the issuing entity will be engaged in the business of issuing “redeemable securities” as such term is defined in Section 2(a)(32) of the 1940 Act in transactions which include a right of the transferor interest owner to conditionally remove mortgage loans from the issuing entity. The Registrant confirms that the only transactions which will include this type of limited removal right are transactions in which more than 80% of the issuing entity’s assets consist of revolving home equity lines of credit that are secured by first and/or subordinate liens on one- to four-family residential properties.

2.	The prospectus states that:

(i) . . . upon notice to the note insurer and subject to the satisfaction of certain other conditions, the owner of the transferor interest will be permitted to remove a portion of the mortgage loans from issuing entity on any payment date without notice to the noteholders; provided that the aggregate principal balance of the mortgages loans will not exceed the amount of the transferor interest.

Please explain whether such a feature creates a “redeemable security” as defined in Section 2(a)(32) of the 1940 Act. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown & Wood (pub. avail. Feb. 24, 1994).

(ii) Please confirm that the owner of the transferor interest would be limited to sophisticated investors (e.g., Qualified Institutional Buyers as defined in Rule 144A of the Securities Act of 1933).

(iii) If the issuing entity intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the option by the master servicer to purchase up to one percent of the mortgage loans is consistent with the requirement in Rule 3a-7(a)(1) that the issuer issue securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Ms. Sara Kalin

November 8, 2006

In response to comment (i), the Registrant respectfully notes that this type of asset removal feature is common in securitization transactions involving revolving financial assets, such as credit card receivables and home equity lines of credit. The Registrant does not believe that the ability of the owner of the transferor interest (the “Transferor Interest Owner”) to remove a randomly-selected portion of the mortgage loans from the issuing entity on a payment date (as described in the form of Prospectus Supplement for HELOC Notes) creates a “redeemable security” as defined in Section 2(a)(32) of the 1940 Act because there are substantial restrictions on the Transferor Interest Owner’s ability to do so. For example, as described in the prospectus supplement under “The Sale and Servicing Agreement – Optional Transfer of HELOCs”, the Transferor Interest Owner may exercise this right only upon the satisfaction of certain conditions specified in the sale and servicing agreement, including:

(i)         the Transferor Interest Owner representing and warranting that no selection procedures which are adverse to the interests of the noteholders or the note insurer were used in selecting the HELOCs to be removed;

(ii)        no Rapid Amortization Event has occurred or will occur as a result of the removal; and

(iii)       notice of removal of the HELOC is given to the note insurer and the rating agencies.

In addition to the foregoing conditions, the sale and servicing provides that (a) the mortgage loans to be removed from the issuing entity must be selected randomly by the Transferor Interest Owner, (b) on the transfer date, the principal balance of the transferor interest, after giving effect to the mortgage loans to be removed on such transfer date, must exceed zero (i.e., the aggregate principal balance of the mortgage loans must exceed the outstanding principal amount of the note), (c) the transfer shall not, in the reasonable belief of the Transferor Interest Owner, cause a Rapid Amortization Event to occur or an event that with notice or lapse of time or both would constitute a Rapid Amortization Event, (d) the Transferor Interest Owner shall have delivered to the indenture trustee a revised mortgage loan schedule, reflecting the proposed transfer and the transfer date, and the master servicer shall have marked on its general accounting records to show that the mortgage loans transferred to the Transferor Interest Owner are no longer owned by the trust, (e) each rating agency must have notified the Transferor Interest Owner, the indenture trustee, and the note insurer that the transfer of mortgage loans would not result in a reduction or withdrawal of its then current rating of the notes without regard to the note insurance policy, and (f) the Transferor Interest Owner must have delivered to the owner trustee, the indenture trustee, and the note insurer an officer’s certificate certifying that the foregoing conditions have been performed or are true, as the case may be.

Furthermore, the aggregate principal balance of the mortgage loans that may be removed by the Transferor Interest Owner at any time will be limited to the amount that the Transferor Interest Owner has previously advanced to the issuing entity for the funding of

Ms. Sara Kalin

November 8, 2006

additional balances, and which amount has not otherwise been reimbursed to the Transferor Interest Owner out of collections in respect of the pool assets. The Registrant will revise the form of prospectus supplement for HELOC Notes to reflect this limitation.

The Registrant believes that the above-described restrictions are substantial and readily distinguish the Transferor Interest Owner’s mortgage loan removal rights from the types of freely redeemable securities typically issued by open-end investment companies subject to the 1940 Act. The Transferor Interest Owner is not absolutely or unconditionally entitled to remove the mortgage loans from the issuing entity. In addition, the aggregate principal amount of mortgage loans that may be removed by the Transferor Interest Owner is limited to the aggregate amount that the Transferor Interest Owner has previously advanced to the issuing entity (and that has not otherwise been reimbursed) for the funding of additional balances on the HELOCs during the revolving period, and is not based upon a proportionate share of the issuing entity’s current net assets. Thus, it appears that the Transferor Interest Owner’s mortgage loan removal rights should not cause the transferor interest to become a “redeemable security” as defined in Section 2(a)(32) of the 1940 Act.

In response to comment (ii), the Transferor Interest Owner is initially the seller (First Tennessee Bank National Association), which is the sponsor of the securitization transaction. Under the related form of trust agreement, the transferor interest may only be transferred to Persons who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (B) “accredited investors” as defined in Rule 501(a) under the Securities Act, or (C) involved in the organization or operation of the trust or an affiliate of such Person within the meaning of Rule 3a-7 of the 1940 Act (including, but not limited to, the seller or the depositor).

In response to comment (iii), the Registrant confirms that the one percent (1%) purchase option of the master servicer is currently only a feature of transactions in which more than 80% of the issuing entity’s assets consist of revolving home equity lines of credit that are secured by first and/or subordinate liens on one- to four-family residential properties. For purposes of these transactions, the issuing entity intends to rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act, and thus the Rule 3a-7(1) requirement is inapplicable.

* * * *

We respectfully submit the foregoing for your consideration in response to your comment letter dated November 3, 2006. If you find the foregoing responses acceptable, the Registrant will prepare and file an amendment which incorporates the indicated revisions. If you have any further questions concerning this filing, please contact me at (214) 659-4425.

Very truly yours,

/s/ Mark W. Harris

Mark W. Harris

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour
Mark Windley